

CONSOLIDATED FINANCIAL STATEMENT

For the period ended December 31, 2020

TABLE OF CONTENTS

Existential Technologies, Inc.
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking (1050)	12,675.86
Savings (1504)	-1,480.19
Total Bank Accounts	$ 11,195.67
Total Current Assets	$ 11,195.67
TOTAL ASSETS	$ 11,195.67
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable-Shareholder Sweetman	85,069.16
Total Other Current Liabilities	$ 85,069.16
Total Current Liabilities	$ 85,069.16
Total Liabilities	$ 85,069.16
Equity	
Retained Earnings	-29,390.61
Net Income	-44,482.88
Total Equity	-$ 73,873.49
TOTAL LIABILITIES AND EQUITY	$ 11,195.67

Existential Technologies, Inc.
Profit and Loss
January - December 2020

		Total
Income		
Sales of Product Income		22,180.76
Total Income	$	**22,180.76**
Cost of Goods Sold		
Supplies & Materials - COGS		32,295.47
Total Cost of Goods Sold	$	**32,295.47**
Gross Profit	-$	**10,114.71**
Expenses		
Advertising & Marketing		1,619.09
Bank Charges & Fees		11.12
Contractors		14,005.60
Legal & Professional Services		6,190.59
Office Supplies & Software		3,278.44
Rent & Lease		7,865.00
Research & Development		782.99
Taxes & Licenses		623.00
Total Expenses	$	**34,375.83**
Net Operating Income	-$	**44,490.54**
Other Income		
Interest Earned		7.66
Total Other Income	$	**7.66**
Net Other Income	$	**7.66**
Net Income	-$	**44,482.88**

Existential Technologies, Inc.
Statement of Stockholders Equity
January - December 2020

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, January 1, 2020	1,832,000 -	$ -	$ - $ -		$ - $	(29,391)	$ (29,391)
Contributions	-	-	-	-	-	-	-
Other comprehensive gain/(loss)	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(44,483)	(44,483)
Ending Balance, December 31, 2019	1,832,000 -	$ -	$ - $ -		$ - $	(73,873)	$ (73,873)

Existential Technologies, Inc.
Statement of Cash Flows
January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-44,482.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Loan Payable-Shareholder Sweetman	51,343.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 51,343.36
Net cash provided by operating activities	$ 6,860.48
Net cash increase for period	$ 6,860.48
Cash at beginning of period	4,335.19
Cash at end of period	$ 11,195.67

Existential Technologies, Inc.

Notes to the Consolidated Financial Statement

December 31, 2020

1. <u>**Organization**</u>

   Existential Technologies, Inc. DBA Exist Tribe (the Company) is a sleep technology company. The company owns two products that it outsources manufacturing for to sell to consumers. The Company owns one utility patent application, design patent application, one utility patent (pending), four trademarks (pending), and twenty-eight URL domains. The first product that the Company owns is the Yoga Pod, a fully immersive sleeping pod. The second product that the Company owns is the Yoga Sleep Node, which is a smaller device that aides in sleep solution utilizing the technology in the Yoga Pod. The company's products are founded in science and human factors engineering.

   Note: Existential Technologies, Inc., a California corporation, was incorporated on Sept 18, 2017, and later acquired by Existential Technologies, Inc. Delaware corporation (61-1920371), incorporated on January 7, 2019.

2. <u>**Summary of Significant Accounting Policies**</u>

   a. **Fiscal Year:** The Company operates on a December 31st fiscal year-end.
   b. **Principles of Consolidation and Basis of Accounting:** The preparation of the Company's financial statements is prepared on the accrual basis of accounting and in conformity with generally accepted accounting principles accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").
   c. **Use of Estimates:** In preparing the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
   d. **Risk and Uncertainties:** The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.
   e. **Cash and Cash Equivalents:** The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held $11,195.67 in cash equivalents.
   f. **Accounts Receivable:** The Company's accounts receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value for the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of

accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience, and knowledge of specific customers. As of December 31, 2020, the Company held no accounts receivable.

g. **Inventory:** The inventory for the electronics that are sold to the U.S. Navy are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. As of December 31, 2020, the Company did not hold any electronics in inventory.

Inventories for the Yoga Sleep Pod and the Yoga Sleep Node represent raw materials, work in process and finished goods that are recorded at the lower of cost or market on a first-in, first-out basis, or FIFO. The Company recognizes the cost of inventory transferred to the customer in cost of goods sold when revenue is recognized. Further, the Company periodically assesses the recoverability of all inventories to determine whether adjustments for impairment or obsolescence are required. The Company evaluates the remaining shelf life and other general obsolescence and impairment criteria in assessing the recoverability of the Company's inventory. As of December 31, 2020, the Company did not hold any Yoga Pod or Yoga Sleep Node in inventory.

h. **Intangible Assets:** *Indefinite-lived intangible assets, t*he Company tests indefinite-lived intangible assets for impairment on at least an annual basis and whenever circumstances suggest the assets may be impaired. The Company's annual test for impairment is performed as of October 1 of each fiscal year. If indicators of impairment are present, the Company evaluates the carrying value of the intangible assets in relation to estimates of future undiscounted cash flows. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the difference. The Company also evaluates the remaining useful life of an indefinite-lived intangible asset to determine whether events and circumstances continue to support an indefinite useful life. For the year ended December 31, 2020, the Company did not hold any indefinite-lived intangible assets.

Finite-lived intangible assets, are amortized to the consolidated financial statements and are amortized over the useful life of the intangible asset or legal life, whichever is shorter. Each fiscal year the Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstance warrant a revision to the remaining periods of amortization. For the year ended December 31, 2020, the Company did not hold any finite-lived intangible assets.

i. **Property and Equipment:** Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally three to fifteen years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale of an asset, the cost and related accumulated depreciation or amortization are removed from the consolidated balance sheet and any resulting gain or loss is reflected in operations in the period realized. Maintenance and repairs are charged to operations as incurred.

j. **Income Taxes:** The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company is subject to tax filing requirements as a corporation the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net Operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

k. **Fair Value Measurements**: Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

l. **Concentrations of Credit Risk:** From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

m. **Revenue Recognition:** The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, (2) delivery has occurred or services have been provided, (3) the fee is fixed or determinable. And (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $22,180.76 in revenue for the fiscal year ended December 31, 2020.

n. **Advertising Expenses:** The Company expenses advertising costs as they are incurred.

o. **Contractors:** The Company currently does not have employees or salaries. The Company utilizes contractors as needed to assist in normal business operations. The Company recorded $14,005.60 for the fiscal year ended December 31, 2020.

p. **Research and Development:** Research and development costs are expensed as incurred. Total expense related to research and development was $782.99 for the fiscal year ended December 31, 2020.

q. **Foreign Currency:** The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. Foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses are translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

r. **New Accounting Pronouncements:** In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

s. **Commitments and Contingencies:** The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

t. **Property and Equipment:** The Company did not hold any property or equipment as of December 31, 2020.

u. **Loans – Related Parties:** The Company was provided loans from a related party of the Company in the amount of $85,069.16 as of December 31, 2020. The loan did come from the sole owner as of this reporting date. The funds were used to cover operational needs for cost of goods sold, research and development and other operational needs. It is the intention of the Company to repay the loan, however there are no current loan terms for repayment.

v. **Equity:**

    i. **Common Stock:** Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), at $0.0001 par value per share. As of December 31, 2020, 1,832,000 common shares were issued.

vi. **Subsequent Events:**

The Company is in the process of granting 368,000 restricted stock options to key service providers. This is pending board approval, which should occur in April 2021.

The Company has evaluated subsequent events through March 12, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.